GREAT PANTHER RESOURCES LIMITED

RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2007 AND 2006

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$2,401,239	$9,208,048
Marketable securities	65,000	-
Amounts receivable, net (note 3)	4,211,261	4,120,584
Inventories	1,118,633	605,127
Prepaid expenses, deposits and advances	299,848	821,614
	8,095,981	14,755,373

Mineral properties, plant and equipment (note 4)	18,039,815	17,376,886

	$26,135,796	$32,132,259

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,026,456	$911,928
Income taxes payable	220,409	127,475
Current portion of long-term debt (note 6)	939,607	1,182,814
	3,186,472	2,222,217
Long-term liabilities:
Long-term debt (note 6(a))	84,608	104,127
Convertible loan note (note 6(b))	1,275,767	1,163,799
Asset retirement obligations	104,239	92,285
	4,651,086	3,582,428

Shareholders’ equity:
Capital stock (note 7)	47,894,212	46,393,145
Contributed surplus (note 7(c))	6,636,183	6,077,864
Equity component of convertible note (note 6(b))	1,006,000	1,006,000
Accumulated comprehensive income	32,000	-
Deficit	(34,083,685)	(24,927,178)

	21,484,710	28,549,831

	$26,135,796	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Operations and Comprehensive Income
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
		June 30,		June 30,
	2007	2006	2007	2006

Mineral sales	$3,146,969	$959,062	$7,320,531	$1,364,452
Cost of sales (excluding amortization
and depletion)	2,845,645	738,227	6,623,634	1,493,857
	301,324	220,835	696,897	(129,405)

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	874,569	331,966	1,698,185	390,284
Mineral property exploration
expenditures (note 5)	2,194,382	848,972	3,469,585	1,108,673
General and administrative	865,295	1,521,574	2,064,355	2,219,930
Stock-based compensation	504,500	184,288	685,500	1,484,288
	4,438,746	2,886,800	7,917,625	5,203,175
	(4,137,422)	(2,665,965)	(7,220,728)	(5,332,580)

Other income (expense):
Interest income	4,483	59,106	142,623	76,856
Interest expense	(99,900)	(176,908)	(288,132)	(406,930)
Foreign exchange gain (loss)	(1,259,636)	(252,920)	(1,355,093)	(347,470)
	(1,355,053)	(370,722)	(1,500,602)	(677,544)

Loss before provision for income taxes	(5,492,475)	(3,036,687)	(8,721,330)	(6,010,124)

Income tax recovery (expense)	(257,547)	-	(435,177)	-

Loss for the period	$(5,750,022)	$(3,036,687)	$(9,156,507)	$(6,010,124)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on marketable securities	32,000	-	32,000	-

Loss and comprehensive income	$(5,718,022)	$(3,036,687)	$(9,124,507)	$(6,010,124)

EARNINGS PER SHARE

Loss per share, basic and diluted	$(0.08)	$(0.05)	$(0.13)	$(0.11)

Weighted average number of outstanding
common shares	70,922,716	56,661,751	70,613,304	52,477,353

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended			Six months ended
		June 30,		June 30,
	2007	2006	2007	2006
Deficit, beginning of the period	$(28,333,663)	$(12,816,178)	$(24,927,178)	$(9,842,741)

Loss for the period	(5,750,022)	(3,036,687)	(9,156,507)	(6,010,124)

Deficit, end of the period	$(34,083,685)	$(15,852,865)	$(34,083,685)	$(15,852,865)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
		June 30,		June 30,
	2007	2006	2007	2006
Cash flows used in operating activities

Loss for the period	$(5,750,022)	$(3,036,687)	$(9,156,507)	$(6,010,124)

Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	874,569	331,966	1,698,185	390,284
Foreign exchange (gain) loss on debt	47,159	280,886	47,159	(439,732)
Stock-based compensation	504,500	184,788	685,500	1,484,288
Shares issued for mineral
exploration expenditure	-	81,000	-	81,000
Interest accretion on debt discount	29,024	-	83,723	308,997
Interest accretion on convertible note	52,335	26,700	111,968	47,658
Accretion on asset retirement obligations	5,836	-	11,954	-

Changes in non-cash working capital
Marketable securities	(33,000)	-	(33,000)	-
Amounts receivable	841,214	(570,538)	(90,677)	(1,353,141)
Inventory	(441,430)	(213,475)	(513,506)	(213,475)
Prepaid expenses, deposits and advances	315,599	(750,959)	521,766	(798,909)
Accounts payable and accrued liabilities	1,547,928	916,564	1,114,728	797,304
Income taxes payable	31,575	-	92,934	-

	(1,974,713)	(2,749,755)	(5,425,973)	(5,705,850)

Cash flows used in investing activities

Mineral properties and capital expenditures	(1,501,335)	(1,340,839)	(2,361,114)	(2,056,939)

Cash flows from financing activities

Repayment of long-term debts	(232,710)	(620,020)	(393,608)	(3,424,154)
Issuance of shares for cash, net of issue costs	-	13,867,061	-	13,867,061
Proceeds from issuance of convertible note	-	-	-	2,020,000
Proceeds from exercise of warrants	442,823	4,169,487	1,191,636	5,491,423
Proceeds from exercise of options	87,750	218,323	182,250	686,188

	297,863	17,634,851	980,278	18,640,518

Increase (Decrease) in cash
and cash equivalents	(3,178,185)	13,544,257	(6,806,809)	10,877,729

Cash and cash equivalents, beginning of period	5,579,424	2,628,869	9,208,048	5,295,397

Cash and cash equivalent, end of period	$2,401,239	$16,173,126	$2,401,239	$16,173,126

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Restated Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three and six months ended June 30, 2007 and 2006

	Three months ended		Six months ended
		June 30,		June 30,
	2007	2006	2007	2006

Supplementary cash flow information
Income taxes paid	$153,496	$-	$295,955	$-
Interest expense paid	40,400	40,400	80,800	40,400
Interest income received	26,522	10,919	100,688	25,974

Non-cash financing and investing activities
Warrants and options issued for financing fee	-	251,500	-	251,500
Assumption of debt on purchase of mining concession	$-	$-	$-	$231,260

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2007 and 2006, the Company recorded a loss of approximately $9,157,000 and $6,010,000 respectively, and used cash for operations of approximately $5,426,000 and $5,706,000, respectively. As at June 30, 2007, the Company had an accumulated deficit of approximately $34,084,000 and a positive working capital balance of $4,910,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those in the preparation of the Company’s annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

2.	Significant accounting policies (continued):

These interim period consolidated financial statements should be read together with the 2006 audited annual consolidated financial statements and the accompanying notes included in the Company’s 2006 annual report. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

2006 year end entries were not correctly carried forward and/or reversed
Revenue for the first quarter 2007 had been under accrued
Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors have been corrected in these restated interim financial statements as follows:

		Three months ended June 30, 2007		Six months ended June 30, 2007
		As originally		As originally
		reported	As restated	reported	As restated
A.	Statement of Operations and Comprehensive Income
	Mineral sales	3,244,970	3,146,969	6,808,177	7,320,531
	Cost of sales	2,181,164	2,845,645	5,922,954	6,623,634
	Mineral property expenditures	2,141,759	2,194,383	3,416,962	3,469,586
	General and administrative	836,905	865,295	2,064,355	2,064,355
	Foreign exchange loss	981,668	1,259,636	1,077,125	1,355,093
	Income tax expense	167,547	257,547	255,177	435,177
	Net loss for the period	(4,538,559)	(5,750,022)	(8,457,590)	(9,156,507)
	Deficit, end of period	(33,384,768)	(34,083,685)	(33,384,768)	(34,083,685)
	Basic and diluted loss per common share	(0.06)	(0.08)	(0.12)	(0.13)

B.	Balance Sheet
	Amounts receivable, net	4,327,041	4,211,261	4,327,041	4,211,261
	Prepaid expenses, deposits and advances	379,842	299,848	379,842	299,848
	Mineral properties, plant and equipment	18,442,952	18,039,815	18,442,952	18,039,815
	Income taxes payable	120,403	220,409	120,403	220,409

C.	Statement of Cash Flows
	(i) Operating Activities
	Cash used in operating activities	(1,521,853)	(1,974,713)	(5,022,836)	(5,425,973)
	(ii) Investing Activities
	Additions to Mineral properties, plant and equipment	(1,954,195)	(1,501,335)	(2,764,251)	(2,361,114)

In addition, the accompanying Management’s Discussion and Analysis for the same periods was restated to incorporate the impact of the changes to the interim financial statements and to add additional discussion of the operating results for the three and six months ended March 31, 2007 and June 30, 2007.

Certain comparative figures have been reclassified to conform with the current period presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

Changes in Accounting Policies

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges, and Section 1530 Comprehensive Income.

Section 3855, Financial Instruments, requires that all financial assets, except those classified as held-to-maturity, loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. A fair value adjustment of $32,000 relating to marketable securities has been recognized in other comprehensive income for the six months ended June 30, 2007.

3.	Amounts receivable, net:

	June 30,	December 31,
	2007	2006

Value added tax recoverable (a)	$3,162,753	$3,002,521
Other	1,198,508	1,268,063
	4,361,261	4,270,584
Allowance for doubtful amounts	(150,000)	(150,000)

	$4,211,261	$4,120,584

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

4.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30,	December 31,
	2007	2006

Topia Mine:
Mineral properties	$2,377,598	$1,577,851
Plant and equipment	5,606,505	5,002,155
Buildings and mobile equipment	360,350	383,086
Asset retirement obligations	52,734	52,734
	8,397,187	7,015,826
Accumulated depreciation and depletion	(1,301,013)	(615,898)
	7,096,174	6,399,928

Guanajuato Mines:
Mineral properties	3,572,565	3,750,000
Plant and equipment	5,252,188	4,248,128
Buildings and mobile equipment	1,043,094	1,075,714
Land	2,480,539	2,480,539
Asset retirement obligations	39,551	39,551
	12,387,937	11,593,932
Accumulated depreciation and depletion	(1,788,703)	(799,333)
	10,599,234	10,794,599
Other mineral properties:
Santo Nino	68,542	68,542

Other	275,865	113,817

	$18,039,815	$17,376,886

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

5.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for six months ending June 30, 2007 is as follows:

	San	Santo	San	Topia	Topia				Total
	Antonio	Nino	Taco	Main Block	II to IV	Virimoa	GTO	Mapimi	June 30, 2007
Option payments	$52,624	$110,050	$-	$-	$-	$-	$-	-	$162,674
Analysis	-	-	-	37,983	-	-	153,220	107,031	298,234
Drilling	-	-	-	546,987	-	-	681,944	802,859	2,031,790
Field costs	-	-	-	-	-	-	-	81,721	81,721
Geology	-	-	-	99,776	-	-	546,873	150,214	796,863
Project administration	27,349	-	-	13,144	-	-	10,419	114,769	165,681

	79,973	110,050	-	697,890	-	-	1,392,456	1,256,594	3,536,963

Cost Recoveries	(67,378)	-	-	-	-	-	-	-	(67,378)
	12,594	110,050	-	697,890	-	-	1,392,456	1,256,594	3,469,585
Cumulative expenses,
beginning of period	233,870	386,933	425,465	3,325,140	168,144	369,788	2,342,567	766,817	8,018,724
Cumulative expenses, end of
period	$246,464	$496,983	$425,465	$4,023,030	$168,144	$369,788	$3,735,023	$2,023,411	$11,488,309

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On March 12, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement will allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making certain scheduled cash payments, issuing certain shares in the capital of Altair and fulfilling certain work commitments on the property over a three year period.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions.

b)	Virimoa Project:

In May 2007, the Company chose not to make the required US$50,000 payment and issue the 50,000 shares due to the vendor and as a result forfeited all rights and options to the property.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

6.	Long-term debt:

(a) Long-term debt:

	June 30,	December 31,
	2007	2006

Topia mine acquisition carrying value of debt assumed of US$166,418
(“Cienega debt”)	$177,302	$569,886
Topia mine acquisition carrying value of US$646,919 (“Caneles debt”)	689,227	753,855
Arcoiris concession acquisition carrying value of US$200,000	213,080	233,060
	1,079,609	1,556,801
Less: unamortized discount	(55,394)	(269,860)
	1,024,215	1,286,941
Current portion	939,607	1,182,814

	$84,608	$104,127

(b)	Convertible notes payable:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. The fair values of the conversion feature of the notes have been recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

7.	Capital stock:

(a) Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

7.	Capital stock (continued):

	(b)	Issued:

The continuity of the Company’s issued share capital is as follows:
	Number of	Stated
	common shares	value

Balance, December 31, 2006	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	160,000	144,000
Exercise of “J” warrants at $0.90 per share	820,500	738,450
Exercise of agent warrants	251,964	226,768
Exercise of finder warrants	91,575	82,418
Exercise of options	282,500	182,250
Reclass from contributed surplus on exercise of options	-	127,181

Balance, June 30, 2007	71,403,887	$47,894,212

No preferred shares have been issued.

(c)	Contributed surplus:

Stated
value
Balance, December 31, 2006	$6,077,864
Reclassification to common shares on exercise of options	(127,181)
Stock-based compensation	685,500
Balance June 30, 2007	$6,636,183

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non- transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12- month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

7.	Capital stock (continued):

The continuity of common stock options for the six month period ending June 30, 2007 is as follows:
		Balance				Balance
Exercise		December 31,		Cancelled/		June 30,
price	Expiry date	2006	Granted	expired	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	(10,000)	90,000
0.45	February 27, 2010	200,000	-	-	-	200,000
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	75,000	-	-	(25,000)	50,000
0.45	July 26, 2010	580,000	-	-	(105,000)	475,000
0.60	September 29, 2007	125,000	-	-	(30,000)	95,000
0.90	January 5, 2011	1,551,700	-	-	(75,000)	1,476,700
0.90	December 31, 2007	237,500	-	-	(37,500)	200,000
0.90	January 14, 2008	400,000	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(75,000)	-	2,220,000
2.65	March 11, 2012	-	165,000	-	-	165,000
2.00	June 05, 2012	-	525,000	-	-	525,000

		6,584,200	690,000	(75,000)	(282,500)	6,916,700

Weighted average exercise price		1.50	2.16	2.65	0.63	1.59

The options exercisable at June 30, 2007 total 6,916,700 and have a weighted average exercise price of $1.59.

(d)	Stock options and warrants (continued):

The Company applies the fair value based method of accounting for stock-based compensation granted after January 1, 2002. During the six months ended June 30, 2007, the Company recorded compensation expense of $685,500 (FY06Q2 - $1,178,288) for the fair value of stock options granted during the period. The fair value per option was determined using the following assumptions:

	2007	2006

Risk-free interest rate	4.34%	3.97%
Dividend paid	0.0%	0.0%
Expected life	5.0 years	3.1 years
Volatility	67%	62%

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

7.	Capital stock (continued):

(e) Warrants:

For the six months ended June 30, 2007, the Company received a total of $1,191,635 (FY06Q2 - $5,597,256) from the exercise of warrants.

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(160,000)	-	3,746,200
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(40,160)	-	160,760
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(820,500)	-	4,213,800
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(303,379)	-	249,705
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Agents’ Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(1,324,039)	-	12,471,839

8.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Six months ended
		June 30,		June 30,
	2007	2006	2007	2006

Consulting fees paid or accrued to companies controlled by directors of the Company	$149,000	$100,800	$286,000	$194,250

Consulting fees paid or accrued to companies controlled by officers of the Company	100,809	68,856	200,554	139,877

Cost recoveries received or accrued from a company with a common director of the Company	149,448	-	275,507	-

Office and administration fees paid or accrued to a company controlled by a director of the Company	10,701	25,740	20,362	51,104

As at June 30, 2007, $61,005 (FY06Q2 - nil) was due to companies controlled by officers and directors of the Company. Amounts due from a company with a common director were $124,853 (2006 – nil).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE RESTATE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2007 and 2006

9.	Subsequent events:

	(a)	Subsequent to June 30, 2007, the Company raised gross cash proceeds of $730,615 from the exercise of warrants and options.

	(b)	Convertible loan note:

On July 13, 2007, the Company completed two financing agreements for total cash proceeds of $4,050,000. The financing consisted of 8% per annum unsecured convertible notes maturing July 14, 2011. The notes are convertible into common shares of the Company at a price of CDN$2.25 per share at the holders’ option at any time prior to, or upon, maturity.